                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 TELIGENT, INC.
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                                (Name of Issuer)


                        Class B Common Stock -- Series 2
                            par value $0.01 per share
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87959Y 10 3
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                               Dr. Rajendra Singh
                             Telcom Ventures, L.L.C.
                               211 N. Union Street
                           Alexandria, Virginia 22314
                                  703-706-3800

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:

                              Hal B. Perkins, Esq.
                                 General Counsel
                             Telcom Ventures, L.L.C.
                               211 N. Union Street
                           Alexandria, Virginia 22314
                                  703-706-3800



                                     and to:

                            William J. Phillips, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                          New York, New York 10019-6092
                                  212-259-8000




                                November 26, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.

----------------------------------------------------
CUSIP NO.   87959Y 10 3
(CLASS A COMMON STOCK)
----------------------------------------------------

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           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1       Cherrywood Holdings, Inc.
           54-1314785

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                    (b) /X/
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   3       SEC USE ONLY
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   4       SOURCE OF FUNDS*
           OO (See Item 3)
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   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                       / /
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   6       CITIZENSHIP OR PLACE OF ORGANIZATION
               Kansas
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          NUMBER OF                        SOLE VOTING POWER   (See Item 5)
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH                   7
          REPORTING
           PERSON
            WITH
                  -----------------------------------------------------------
                                           SHARED VOTING POWER (See Item 5)
                                   8
                                           17,206,210
                  -----------------------------------------------------------
                                           SOLE DISPOSITIVE POWER (See item 5)
                                   9

                  -----------------------------------------------------------
                                           SHARED DISPOSITIVE POWER (See Item 5)
                                   10
                                           17,206,210
-----------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)
   11
           17,206,210
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
           (See Item 5)                                    /X/
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           65.7% (32.2% assuming conversion of all Class B Common Stock
           - See Item 5)
-----------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    HC
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------
CUSIP NO.   87959Y 10 3
(Class A Common Stock)
----------------------------


-----------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1       Telcom Ventures, L.L.C.
           54-1695113

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                   (b) /X/
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   3       SEC USE ONLY
-----------------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           OO (See Item 3)
-----------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                        / /
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   6       CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
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          NUMBER OF                        SOLE VOTING POWER   (See Item 5)
           SHARES
        BENEFICIALLY                       17,206,210
          OWNED BY
            EACH                   7
          REPORTING
           PERSON
            WITH
                     -----------------------------------------------------------
                                           SHARED VOTING POWER (See Item 5)
                                   8

                     -----------------------------------------------------------
                                           SOLE DISPOSITIVE POWER (See item 5)
                                   9

                     -----------------------------------------------------------
                                           SHARED DISPOSITIVE POWER (See Item 5)
                                   10
                                            17,206,210
-----------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)
   11
                  17,206,210
-----------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
           (See Item 5)                                    /X/
-----------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           65.7% (32.2% assuming conversion of all Class B Common Stock
           - See Item 5)
-----------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    HC
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------
CUSIP NO.   879594 10 3
(Class A Common Stock)
----------------------------


-----------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1       Telcom-DTS Investors, L.L.C.
           54-1782321

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                   (b) /X/
-----------------------------------------------------------------------------
   3       SEC USE ONLY
-----------------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           OO (See Item 3)
-----------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                        / /
-----------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
-----------------------------------------------------------------------------
          NUMBER OF                        SOLE VOTING POWER   (See Item 5)
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH                   7
          REPORTING
           PERSON
            WITH
                     -----------------------------------------------------------
                                           SHARED VOTING POWER (See Item 5)
                                   8
                                                       17,206,210
                     -----------------------------------------------------------
                                           SOLE DISPOSITIVE POWER (See item 5)
                                   9

                     -----------------------------------------------------------
                                           SHARED DISPOSITIVE POWER (See Item 5)
                                   10
                                                       17,206,210
-----------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           (See Item 5)
   11
                   17,206,210
-----------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
           (See Item 5)                                    /X/
-----------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           65.7% (32.2% assuming conversion of all Class B Common Stock
           - See Item 5)
-----------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                  00
-----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         The title of the class of equity securities to which this Statement relates is the Class B Common Stock- -Series 2, par value $.01 per share (the "Series B-2 Common Stock"), of Teligent, Inc., a Delaware corporation (the "Company"). Under the Company's Certificate of Incorporation (the "Certificate of Incorporation"), shares of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), including the Series B-2 Common Stock, are convertible at the option of the holder at any time on a share-for-share basis into Class A Common Stock, par value .01 per share (the "Class A Common Stock," and, together with the Class B Common Stock, the "Common Stock") and convert automatically upon a transfer to any person other than a Permitted Transferee (as defined in the Certificate of Incorporation).

         The principal executive offices of the Company are located at 8065 Leesburg Pike, Vienna, Virginia 22182.

Item 2.           Identity and Background.

                  The Reporting Persons. This Statement is being filed by Cherrywood Holdings, Inc., a Kansas corporation ("Cherrywood"), Telcom Ventures, L.L.C., a Delaware limited liability company ("Telcom Ventures"), and Telcom-DTS Investors L.L.C., a Delaware limited liability company ("Telcom DTS")(each, a "Reporting Person"). Cherrywood holds a 75% membership interest in Telcom Ventures. Telcom Ventures holds a 98.1% membership interest in Telcom-DTS. The address of the principal businesses and the principal offices of each of the Reporting Persons is 211 N. Union Street, Suite 300, Alexandria, Virginia 22314.

                  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Directors and Executive Officers of the Reporting Persons. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Cherrywood, and each member of the Members Committee (each, a "director") and each executive officer of Telcom Ventures and Telcom-DTS, are set forth in Schedules I, II and III hereto, respectively.

                  To the best knowledge of each Reporting Person, during the last five years, none of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Telcom-DTS acquired 17,206,210 shares of Series B-2 Common Stock pursuant to the merger on November 26, 1997 of Teligent, L.L.C., a Delaware limited liability company and, prior to such merger, the owner of all of the outstanding capital stock of the Company ("Teligent, L.L.C."), with and into the Company (the "Reorganization Merger"), upon the terms of the Agreement and Plan of Merger, dated as of October 6, 1997, by and between the Company and Teligent, L.L.C.

                  Immediately prior to the Reorganization Merger, Digital Services Corporation ("DSC"), an affiliate of Cherrywood and a member of Teligent, L.L.C., assigned its membership interest in Teligent, L.L.C. to Telcom-DTS. As a result of the Reorganization Merger, all of Teligent, L.L.C.'s membership interests were converted into and became shares of Common Stock of the Company, as follows: (i) the interest of Microwave Services, Inc., a Delaware corporation ("MSI"), was converted into 21,436,689 shares of Class B Common Stock - Series 1 ("Series B-1 Common Stock"); (ii) the interest of Telcom- DTS was converted into 17,206,210 shares of Series B-2 Common Stock;
(iii) the interest of NTTA&T Investment Inc., a Delaware corporation and an indirect wholly owned subsidiary of Nippon Telegraph and Telephone Corporation ("NTTA&T"), was converted into 5,783,400 shares of Class B Common Stock - Series 3 ("Series B-3 Common Stock"), including 3,470,040 shares acquired by purchase from the Company immediately after the Reorganization Merger; and (iv) the interest of Lynn Forester ("Forester") was converted into 1,831,410 shares of Class A Common Stock.

Item 4.           Purpose of Transaction.

                  Reference is made to the discussion in Item 3 hereof, which is incorporated herein by reference, for a description of the Reorganization Merger. The Reorganization Merger was effected in connection with and immediately prior to the consummation on November 26, 1997 of the Company's initial public offering of its Class A Common Stock (the "IPO").

                  The Reporting Persons have no plan, as of the date hereof, to dispose of shares of Common Stock. However, subject to their obligations under the agreements described under Item 6 below, they may in the future dispose of shares of Common Stock in the market, in privately negotiated transactions, in underwritten offerings or otherwise. In addition, while they have, as of the date hereof, no plan to do so, the Reporting Persons reserve the right to acquire additional shares of Common Stock, through market purchases, in privately negotiated transactions or otherwise, including pursuant to the exercise of their rights under the agreements described under Item 6 below.

                  Under the Certificate of Incorporation, (a) MSI, as the record holder of all outstanding shares of Series B-1 Common Stock, is entitled to elect a majority of the Company's Board of Directors, which is currently comprised of seven directors, and (b) Telcom-DTS is entitled to elect one director.

Item 5.             Interest in Securities of the Issuer.

                  (a) As of the close of business on December 5, 1997, by virtue of their beneficial ownership of 17,206,210 shares of Series B-2 Common Stock, the Reporting Persons beneficially owned 17,206,210 shares of Class A Common Stock. Based on information set forth in the Company's Registration Statement on Form S-1 with respect to the IPO which was declared effective on November 21, 1997 (the "Registration Statement"), such 17,206,210 shares of Series B-2 Common Stock (assuming the conversion of all such 17,206,210 shares of Series B-2 Common Stock into Class A Common Stock) represented approximately 65.7% of the total number of shares of Class A Common Stock outstanding on November 26, 1997 immediately after consummation of the IPO (plus the 17,206,210 shares of Class A Common Stock which would be outstanding and beneficially owned by the Reporting Persons upon such conversion and assuming that no other shares of Class B Common Stock have been converted to Class A Common Stock). Assuming conversion of all shares of Class B Common Stock outstanding as of the date hereof, the Reporting Persons would beneficially own approximately 32.2% of the shares of Class A Common Stock outstanding upon such conversion.

                  Each of Dr. Rajendra Singh and Neera Singh owns approximately 40% of the outstanding capital stock of Cherrywood and Neera Singh is a trustee for trusts holding in the aggregate approximately 20% of such stock. In addition, each of them holds certain positions with the Reporting Persons, as described in Schedules I, II and III. Dr. and Mrs. Singh expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

                  Dr. Rajendra Singh is also a director of the Company and holds options to purchase 404,440 shares of Class A Common Stock, which vest in five equal annual installments, beginning November 26, 1997. Of such shares, 80,888 are deemed to be beneficially owned by Dr. Singh as of the date hereof. These options were granted under the Company's 1997 Stock Incentive Plan and are held by Dr. Singh as a result of the conversion, in connection with the Reorganization Merger and the IPO, of Appreciation Units with respect to Teligent, L.L.C. into stock options.

                  Pursuant to Rule 13(d)(5)(b)(1) of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Exchange Act"), the Reporting Persons may, by virtue of certain provisions of certain of the agreements described under Item 6, be deemed to comprise a "group" with some or all of the parties to such agreements. Based on information set forth in the Registration Statement, on November 26, 1997, immediately after consummation of the IPO, (i) the Reporting Persons, MSI and certain other parties to the Members Agreement (as defined under Item 6 below), if deemed to constitute a "group" by reason of certain provisions of the Members Agreement, would be deemed, pursuant to Rule 13(d)(5)(b)(1) under the Exchange Act, to beneficially own an aggregate of 38,642,899 shares of Class B Common Stock (and thus of the same number of shares of Class A Common Stock into which such shares of Class B Common Stock are convertible), representing approximately 82.6% of the total number of shares of Class A Common Stock outstanding as of such time (plus the 38,642,899 shares of Class A Common Stock which would be outstanding and deemed to be beneficially owned by such group upon such conversion and assuming that no other shares of Class B Common Stock have been converted into Class A Common Stock) and (ii) the Reporting Persons, MSI and NTTA&T, if deemed to constitute a group by reason of certain provisions of the Stockholders Agreement (as defined under Item 6 below), would be deemed, pursuant to Rule 13(d)(5)(b)(1) under the Exchange Act, to beneficially own an aggregate of 44,426,299 shares of Class B Common Stock (and thus of the same number of shares of Class A Common Stock into which such shares of Class B Common Stock are convertible), representing approximately 84.5% of the total number of shares of Class A Common Stock outstanding as of such time (plus the 44,426,299 shares of Class A Common Stock which would be outstanding and deemed to be beneficially owned by such group upon such conversion). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act or any other purpose, the beneficial owner of shares of Common Stock beneficially owned or deemed to be beneficially owned by any person or entity who or which may be deemed to constitute a group with the Reporting Persons or by any such group, and each of the Reporting Persons expressly disclaims such beneficial ownership and disclaims membership in a "group" with such other persons.

                  (b) By virtue of Cherrywood's 75% memberships interest in Telcom Ventures, and Telcom Ventures' 98.1% membership interest in Telcom DTS, each of Cherrywood and Telcom Ventures has the power to cause Telcom DTS to vote, and to dispose or direct the disposition of, such shares of Series B-2 Common Stock (and thus of the shares of Class A Common Stock into which such shares of Series B-2 Common Stock are convertible) at the times and in the manner determined by Cherrywood or Telcom Ventures.

                  (c) Except as described above under Item 3 and in this Item 5, neither of the Reporting Persons, nor, to the best knowledge of each Reporting Person, any of its directors or executive officers, has effected any transaction in shares of Common Stock during the past 60 days.

                  (d) None.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

MEMBERS AGREEMENT

                  In connection with the IPO, the Company, MSI, Associated, DSC, Telcom-DTS, and the owners of Telcom-DTS entered into an agreement (the "Members Agreement") whereby the Company granted to DSC certain demand and "piggyback" registration rights with respect to Common Stock held by DSC at the time of consummation of the IPO. In addition, in the Members Agreement, Associated and MSI agreed with DSC that upon a "Change in Control" (as defined in the Members Agreement) of Associated or MSI, (i) Associated will immediately convert, and cause its controlled affiliates to immediately convert, all of the Series B-1 Common Stock owned by them into Class A Common Stock such that, under the Certificate of Incorporation as then in effect, Associated, alone or together with its controlled affiliates, will no longer have the right to elect a majority of the Company's Board of Directors, (ii) MSI will cause its designees on the Company's Board of

Directors to cause the Company's Board of Directors to convene a meeting of the Company's stockholders and (iii) promptly after taking the action described in
(ii) immediately above, MSI will cause such number of its designees on the Company's Board of Directors to resign so that such designees no longer constitute a majority thereof. Under the Members Agreement, in order for a "Change in Control" of Associated or MSI to occur, in addition to certain changes in equity ownership or board composition of Associated or MSI as set forth in the Members Agreement, Telcom-DTS and its affiliates must own shares of Series B-2 Common Stock representing at least 10% of all then outstanding shares of Common Stock and must continue to be controlled by Rajendra Singh, Neera Singh, any estates or trusts of which such persons are executors, trustees or beneficiaries and any entities controlled by such persons. In the Members Agreement, each of Associated and MSI also agreed with DSC that it will not transfer control of any entity which holds Class B Common Stock to any third party (other than an affiliate of Associated, provided such affiliate agrees to be bound by the provisions of the Members Agreement applicable to MSI) without the consent of DSC unless, concurrently with or prior to such transfer, Associated and MSI take the actions described in clauses (i) through (iii) above. In addition, in the Members Agreement, MSI and Telcom-DTS have each granted to the other rights of first refusal and co-sale rights with respect to any sale or transfer by the other (other than to an affiliate or pursuant to a pledge arrangement, and excluding any public sale or distribution whether pursuant to a registration statement, Rule 144 or otherwise) of shares of Common Stock (other than Common Stock acquired in public market transactions). Pursuant to the Members Agreement, Associated and the owners of Telcom-DTS have also each granted to the other rights of first refusal and co-sale rights, with the same exceptions, with respect to any sale or transfer by the other of shares of MSI, or member or other equity interests of Telcom-DTS, but only if shares of Common Stock constitute all or substantially all of the assets of MSI or Telcom-DTS, respectively. Pursuant to the Members Agreement, Telcom-DTS has succeeded to the rights and obligations of DSC thereunder. A copy of the Members Agreement is filed as Exhibit 1 to this Statement, and the foregoing description of the Members Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

STOCKHOLDERS AGREEMENT

                  Immediately prior to consummation of the IPO, MSI, Telcom-DTS, NTTA&T (collectively, the "Stockholder Parties") and the Company entered into a Stockholders Agreement (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, NTTA&T and Telcom-DTS have certain rights and obligations with respect to their ownership interest in, and the governance of, the Company, including, so long as Telcom-DTS and NTTA&T, respectively, have the right to elect a member of the Company's Board, the right of such respective directors to approve, among other matters, any amendment to the Certificate of Incorporation which materially and adversely affects the rights of NTTA&T or Telcom-DTS, respectively, in a discriminatory manner vis-a-vis one or more of the other Stockholder Parties. The Stockholders Agreement also provides that so long as Telcom-DTS and NTTA&T, respectively, have the right to elect a member of the Company's Board of Directors, the Company will afford to representatives of Telcom-DTS and NTTA&T, respectively, certain business consultation rights, including with respect to any action (each a "Consultation Event") which (i) materially changes the fundamental character of the Company's business, (ii) replaces the Company's Chief Executive Officer or Chief Operating Officer, (iii) involves the sale or pledge by the Company of a substantial portion of its assets or any acquisition, divestiture or merger of the Company with another entity or any joint venture outside the ordinary course of the Company's business or (iv) involves the issuance by the Company of shares of Common Stock or preferred stock to any telecommunications carrier. With respect to any Consultation Event, the Company will be required to provide reasonable advance notice to NTTA&T and Telcom-DTS and, in the case of the Consultation Event referred to in clause (iv) of the immediately preceding sentence, to give due consideration to their objections. In the Stockholders Agreement each of the parties thereto has agreed to vote, or act by written consent with respect to, all of their respective shares of Common Stock in favor of the election of the Company's Chief Executive Officer as a member of the Company's Board of Directors.

                  The Stockholders Agreement also provides, in effect, that until November 13, 1999, each Stockholder Party will hold at least one-half of the shares of Common Stock held by such Stockholder Party as of November 26, 1997 (after giving effect to the Reorganization Merger as described under Item 3 above), except that such requirement will lapse and be without further effect automatically as to NTTA&T and Telcom-DTS, respectively, if a Consultation Event occurs even though NTTA&T or Telcom-DTS, respectively, has objected thereto. Under the Stockholders Agreement, if such requirement so lapses with respect to the Telcom-DTS and, at the time of such lapsing, MSI is not entitled, pursuant to the Certificate of Incorporation, to elect a majority of the members of the Company's Board, then such requirement shall also lapse and be without further effect with respect to MSI. In addition, in the Stockholders Agreement, MSI and Telcom-DTS have each granted to NTTA&T co-sale rights with respect to any sale or transfer by either of them (other than to an affiliate or pursuant to a pledge arrangement, and excluding any public sale or distribution whether pursuant to a registration statement, Rule 144 or otherwise) of shares of Common Stock (other than Common Stock acquired in public market transactions).

                  Under the Stockholders Agreement, if the Company is required by a change in law or other circumstance to reduce the level of foreign ownership of the Company and the Company is unable to obtain a waiver of such requirement, the Company will have the right, and will be required, at NTTA&T's election, to refuse to sell stock in the Company to any Foreign Owner (as defined in the Stockholders Agreement) if such a transaction would adversely impact NTTA&T's ability to hold its then existing share ownership in the Company, and, in addition, the Company will have the right, and will be required, at the election of any Stockholder Party, to repurchase for cash (to the extent permitted by applicable Delaware corporation law) shares first from all other Foreign Owners other than the Stockholder Parties, if applicable, and thereafter from each of the Stockholder Parties, on a pro rata basis (based on the percentage of foreign ownership attributable to each Stockholder Party) at the fair market value thereof based on the Company's then public trading value.

                  A copy of the Stockholders Agreement is filed as Exhibit 2 to this Statement, and the foregoing description of the Stockholders Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

FIRSTMARK AGREEMENT

                  Pursuant to a Stock Contribution Agreement dated as of March 10, 1997 (the "FirstMark Agreement") by and between Associated Communications, L.L.C. (the predecessor to Teligent, L.L.C.), FirstMark Communications, Inc. ("FirstMark"), Forester, and, for certain limited purposes MSI and DSC, Forester was granted certain limited "piggyback" and demand registration rights with respect to the shares of Class A Common Stock into which Forester's member interest in Teligent L.L.C. was converted pursuant to the Reorganization Merger ("Forester Registrable Securities"). In addition, in the FirstMark Agreement, Forester granted to MSI and DSC a right of first refusal with respect to any sale or other disposition by her of any equity interest in the Company, other than any sale by her in the public market of Forester Registrable Securities registered under the Securities Act of 1933, as amended (the "Securities Act") or pursuant to Rule 144 under the Securities Act. A copy of the FirstMark Agreement is filed as Exhibit 3 to this Statement, and the foregoing description of the FirstMark Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

MANDL EMPLOYMENT AGREEMENT

                  Under the Company's Employment Agreement with Alex J. Mandl, the Company's Chairman and Chief Executive Officer, which took effect on September 1, 1996 (the "Mandl Employment Agreement") and to which MSI and DSC are parties for certain limited purposes, the Company has granted Mr. Mandl certain limited "piggyback" and demand registration rights with respect to the shares of Class A Common Stock which are subject to stock options under the 1997 Plan as a result of the conversion, in connection with the Reorganization Merger and the IPO, of the Company Appreciation Rights ("CARs") with respect to Teligent, L.L.C. granted pursuant to the Mandl Employment Agreement into stock options. The Mandl Employment Agreement also provides that if either MSI or DSC sells any of their respective interests in the Company to a third party, such seller shall be obligated to require the purchaser of such interest to purchase, and may require Mr. Mandl to sell to such third party, a proportionate percentage of the vested equity interest represented by Mr. Mandl's CARs (which have been converted into stock options as described above) valued as of the date of such purchase, at the same price paid by the third party for the interest of such seller. The Mandl Employment Agreement also provides for a right of first refusal on the part of MSI and DSC with respect to the disposition by Mr. Mandl of an equity interest in the Company. A copy of the Mandl Employment Agreement is filed as Exhibit 4 to this Statement, and the foregoing description of the Mandl Employment Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

UNDERWRITER LOCK-UP AGREEMENTS

                  In connection with the IPO, each of Telcom Ventures, Telcom-DTS and Dr. Rajendra Singh entered into a lock-up agreement (each a "Lock-Up Agreement") with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith, Incorporated ("Merrill Lynch") and the other underwriters for the IPO, whereby each agreed not to, without the prior written consent of Merrill Lynch, directly or indirectly offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Common Stock or securities of the Company convertible into or exchangeable or exercisable for Common Stock, or file any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing, before the expiration of the 180-day period commencing on November 20, 1997, subject to certain exceptions. The form of Lock-Up Agreement is filed as Exhibit 5 to this Statement, and the foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

                  One or more of the Reporting Persons may enter into loan agreements which provide for the pledging or escrowing of some or all of the shares of Series B-2 Common Stock beneficially owned by the Reporting Persons.

                  Except as described in this Statement, none of the Reporting Persons nor, to the best knowledge of any Reporting Person, any of its directors or executive officers has any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Agreement dated September 29, 1997, among Teligent, L.L.C., Digital Services Corporation, Telcom-DTS Investors, L.L.C., Microwave Services, Inc., The Associated Group, Inc. and certain other parties

         Exhibit 2: Stockholders Agreement dated as of November 26, 1997 by and among Teligent, Inc., Microwave Services, Inc., Telcom-DTS Investors, L.L.C. and NTTA&T Investment Inc.

         Exhibit 3: Stock Contribution Agreement dated as of March 10, 1997 among Associated Communications, L.L.C., First Mark Communications, Inc. and Lynn Forester

         Exhibit 4: Employment Agreement dated August 19, 1996, between Associated Communications, L.L.C. and Alex
                             J. Mandl

         Exhibit 5:          Form of Underwriter Lock-Up Agreement

                                   SCHEDULE I

          DIRECTORS AND EXECUTIVE OFFICERS OF CHERRYWOOD HOLDINGS, INC.

                  The names, business addresses and present principal occupation or employment of the directors and executive officers of Cherrywood Holdings, Inc. are set forth below. All of the persons listed below are citizens of the United States.

                                    DIRECTORS
                (INCLUDING EXECUTIVE OFFICERS WHO ARE DIRECTORS)

                         Name                                    Present Principal
                                                              Occupation or Employment
                                                              ------------------------


Rajendra Singh                                           Representative on Members Committee,
     President, Treasurer & Director                     Chairman, CEO & Treasurer
                                                         Telcom Ventures, L.L.C.
                                                         211 N. Union Street
                                                         Suite 300
                                                         Alexandria, VA 22314

Neera Singh                                              Representative on Members Committee,
     Executive Vice President, Secretary & Director      Executive Vice President & Secretary
                                                         Telcom Ventures, L.L.C.
                                                         211 N. Union Street
                                                         Suite 300
                                                         Alexandria, VA 22314

                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

                         Name                                    Present Principal
                                                             Occupation or Employment
                                                             ------------------------

Rahul Prakash                                            President, Assistant Treasurer
         Vice President, Assistant Treasurer             Telcom Ventures, L.L.C.
                                                         211 N. Union Street
                                                         Suite 300
                                                         Alexandria, VA 22314

Hal B. Perkins                                           General Counsel, Assistant Secretary
     General Counsel, Assistant Secretary                Telcom Ventures, L.L.C.
                                                         211 N. Union Street
                                                         Suite 300
                                                         Alexandria, VA 22314

                                   SCHEDULE II

           DIRECTORS AND EXECUTIVE OFFICERS OF TELCOM VENTURES, L.L.C.

                  The names, business addresses and present principal occupation or employment of the directors and executive officers of Telcom Ventures, L.L.C. are set forth below. All of the persons listed below are citizens of the United States.

                                    DIRECTORS
                (INCLUDING EXECUTIVE OFFICERS WHO ARE DIRECTORS)

                         Name                                  Present Principal Occupation or Employment
                         ----                                  ------------------------------------------

Rajendra Singh                                           Representative on Members Committee, Chairman,
         Representative on Members Committee,            CEO & Treasurer
         Chairman, CEO & Treasurer                       Telcom Ventures, L.L.C.
                                                         211 N. Union Street
                                                         Suite 300
                                                         Alexandria, VA 22314

Neera Singh                                              Representative on Members Committee, Executive
         Representative on Members Committee,            Vice President & Secretary
         Executive Vice President & Secretary            Telcom Ventures, L.L.C.
                                                         211 N. Union Street
                                                         Suite 300
                                                         Alexandria, VA 22314

The Honorable Richard Darman                             Partner & Managing Director
         Representative on Members Committee             The Carlyle Group
                                                         1001 Pennsylvania Avenue N.W.
                                                         Washington, D.C.  20004

Mark Ein                                                 Vice President
         Representative on Members Committee             The Carlyle Group
                                                         1001 Pennsylvania Avenue N.W.
                                                         Washington, D.C.  20004

                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

                                                              Present Principal
                         Name                             Occupation or Employment
                         ----                             ------------------------

Rahul Prakash                                            President, Assistant Treasurer
              President, Assistant Treasurer             Telcom Ventures, L.L.C.
                                                         211 N. Union Street
                                                         Suite 300
                                                         Alexandria, VA 22314

Hal B. Perkins                                           General Counsel, Assistant Secretary
         General Counsel, Assistant Secretary            Telcom Ventures, L.L.C.
                                                         211 N. Union Street
                                                         Suite 300
                                                         Alexandria, VA 22314

                                  SCHEDULE III

        DIRECTORS AND EXECUTIVE OFFICERS OF TELCOM-DTS INVESTORS, L.L.C.

                  The names, business addresses and present principal occupation or employment of the directors and executive officers of Telcom-DTS Investors, L.L.C. are set forth below. All of the persons listed below are citizens of the United States.

                                    DIRECTORS
                (INCLUDING EXECUTIVE OFFICERS WHO ARE DIRECTORS)

                    Name                                  Present Principal Occupation or Employment
                    ----                                  ------------------------------------------

Rajendra Singh                                           Representative on Members Committee,
         Representative on Members Committee,            Chairman, CEO, & Treasurer
         Chairman, CEO, President & Treasurer            Telcom Ventures, L.L.C.
                                                         211 N. Union Street
                                                         Suite 300
                                                         Alexandria, VA 22314

Neera Singh                                              Representative on Members Committee,
         Representative on Members Committee,            Executive Vice President & Secretary
         Vice  President & Secretary                     Telcom Ventures, L.L.C.
                                                         211 N. Union Street
                                                         Suite 300
                                                         Alexandria, VA 22314

Mark Ein                                                 Vice President
         Representative on Members Committee             The Carlyle Group
                                                         1001 Pennsylvania Avenue N.W.
                                                         Washington, D.C.  20004

                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

                                                                Present Principal
                         Name                               Occupation or Employment
                         ----                               ------------------------

Rahul Prakash                                            President, Assistant Treasurer
              President, Assistant Treasurer             Telcom Ventures, L.L.C.
                                                         211 N. Union Street
                                                         Suite 300
                                                         Alexandria, VA 22314

Hal B. Perkins                                           General Counsel, Assistant Secretary
         General Counsel, Assistant Secretary            Telcom Ventures, L.L.C.
                                                         211 N. Union Street
                                                         Suite 300
                                                         Alexandria, VA 22314

                                   SCHEDULE IV

                             JOINT FILING AGREEMENT

                  The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the stock of Teligent, Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated:  December 8, 1997

                                             CHERRYWOOD HOLDINGS, INC.


                                             By: /s/ Rahul Prakash
                                                 --------------------------
                                                 Name:    Rahul Prakash
                                                 Title:   Vice President


                                             TELCOM VENTURES, L.L.C.


                                             By: /s/ Rahul Prakash
                                                 --------------------------
                                                 Name:    Rahul Prakash
                                                 Title:   President


                                             TELCOM-DTS INVESTORS, L.L.C.

                                             By: /s/ Rahul Prakash
                                                 --------------------------
                                                 Name:    Rahul Prakash
                                                 Title:   President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             CHERRYWOOD HOLDINGS, INC.


                                             By: /s/ Rahul Prakash
                                                 --------------------------
                                                 Name:    Rahul Prakash
                                                 Title:   Vice President


                                             TELCOM VENTURES, L.L.C.


                                             By: /s/ Rahul Prakash
                                                 --------------------------
                                                 Name:    Rahul Prakash
                                                 Title:   President


                                             TELCOM-DTS INVESTORS, L.L.C.

                                             By: /s/ Rahul Prakash
                                                 --------------------------
                                                 Name:    Rahul Prakash
                                                 Title:   President


DATE:  December 8, 1997

                                  EXHIBIT INDEX

                                                                Sequentially
Exhibit            Description                                  Numbered Page
-------            -----------                                  -------------
    1              Agreement dated September 29, 1997,
                   among Teligent, L.L.C., Digital
                   Services Corporation, Telcom-DTS
                   Investors, L.L.C., Microwave
                   Services, Inc., The Associates
                   Group, Inc. and certain other
                   parties
    2              Stockholders Agreement dated as of
                   November 26, 1997 by and among
                   Teligent, Inc., Microwave Services,
                   Inc., Telcom-DTS Investors, L.L.C.
                   and NTTA&T Investment Inc.
    3              Stock Contribution Agreement dated
                   as of March 10, 1997 among
                   Associated Communications, L.L.C.,
                   First Mark Communications, Inc. and
                   Lynn Forester
    4              Employment Agreement dated August
                   19, 1996, between Associated
                   Communications, L.L.C. and Alex J.
                   Mandl
     5             Form of Underwriter Lock-Up
                   Agreement